Lawrence S. Elbaum lelbaum@velaw.com Tel +1.212.237.0084 Fax +1.917.849.5379

April 9, 2020

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	First United Corporation Amendment No. 2 to PREC14A filed by First United Corporation Filed April 7, 2020 File No. 000-14237

Mr. Panos:

Set forth below are the responses of First United Corporation (the “Corporation”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated April 7, 2020, with respect to the Corporation’s Amendment No. 2 to its preliminary proxy statement, File No. 000-14237, filed with the Commission on April 7, 2020 (the “Second Amended Proxy Statement”). Concurrently with the submission of this letter, the Corporation is filing an Amendment No. 3 to its preliminary proxy statement (the “Third Amended Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Second Amended Proxy Statement, and all capitalized terms used but not defined herein have the same meanings as in the Second Amended Proxy Statement.

General

1.	We have reviewed the response, including revised disclosures, provided in reply to the first comment of our correspondence dated March 31, 2020. Notwithstanding the response provided and revisions that were made, it appears that the registrant is relying upon [an] interpretation of its bylaws as distinguished from a plain reading of Article II, Section 4. To the extent that the bylaws are being interpreted, please revise the disclosure to remove the implication that the bylaws indisputably provide that nominations may only be made by a “shareholder who is entitled to vote” as represented in the “Message from the Board.” Any revised disclosure also should expressly indicate that an interpretation is being made and, if true, that any dispute regarding the legality of the interpretation ultimately may be resolved in [a] court of competent jurisdiction.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Hong Kong Houston London New York Richmond Riyadh San Francisco Tokyo Washington	1114 Avenue of the Americas 32nd Floor New York, NY 10036 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

Securities and Exchange Commission April 9, 2020 Page 2

RESPONSE: In response to the Staff’s comment, the Corporation has revised the disclosure in the “Message from the Board”, the Notice of Annual Meeting of Shareholders and on pages 2, 3 and 7 of the Third Amended Proxy Statement to indicate that it is the Corporation’s belief, based on its interpretation of its Bylaws, that nominations may only be made by a shareholder entitled to vote and that any dispute regarding the Corporation’s interpretation of the Bylaws might ultimately be resolved in a court of competent jurisdiction.

1.	As a purely factual matter, page three of the proxy statement indicates that “Driver Management has nominated a slate of three individuals for election as directors to the Board at the Annual Meeting.” We further note that the “entitled to vote” condition within Article II, Section 4 of the registrant’s bylaws potentially could be modifying “any outstanding class of capital stock of the Corporation” as distinguished from “any stockholder” as those terms are used within that bylaw provision. Given the possibility that a meaning could be ascribed to Article II, Section 4 that differs from the registrant’s unqualified assessment, and the fact that Driver is at present eligible to vote and already made such nominations, please advise us, with a view toward revised disclosure, whether or not the registrant has received an opinion of counsel to support its view that under its bylaws, shareholder nominations may only be lawfully made if the shareholder is entitled to vote for the election of [d]irectors.

RESPONSE: The Corporation respectfully advises the Staff that the Corporation has not received an opinion of counsel to support its view that, under its Bylaws, shareholder nominations may only be lawfully made if the shareholder is entitled to vote for the election of directors. It has, however, qualified this view in the Third Amended Proxy Statement as described above in response to the Staff’s first comment of its correspondence on April 7, 2020. The Corporation has further revised its disclosure to clarify that Driver Management has not already nominated a slate of candidates for election, but rather announced its intention to nominate candidates at the Annual Meeting. This revised disclosure can be found on pages 3 and 7 of the Third Amended Proxy Statement.

*        *        *        *        *

Securities and Exchange Commission April 9, 2020 Page 3

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

Enclosures